Exhibit 1

ELBIT SYSTEMS SCHEDULES FOURTH QUARTER
& FULL YEAR 2021 RESULTS RELEASE
FOR MARCH 29, 2022
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Conference Call Scheduled for March 29, 2022 at 9:00am ET

Haifa, Israel, March 8, 2022 – Elbit Systems Ltd. (NASDAQ: ESLT & TASE: ESLT) (“Elbit Systems” or the "Company") announced today that it will be releasing its fourth quarter and full year 2021 financial results on Tuesday, March 29, 2022. The Company's Annual Report on Form 20-F (including its financial statements for the fiscal year ended December 31, 2021) will be filed in April, 2022.

Results Conference Call

The Company will be hosting a conference call on Tuesday, March 29, 2022 at 9:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions. To participate, please call one of the teleconferencing numbers that follow:

US Dial-in Numbers: 1-866-744-5399
Canada Dial-in Numbers: 1-866-485-2399
ISRAEL Dial-in Number: 03-918-0644
INTERNATIONAL Dial-in Number:  +972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ website at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Investor conference

Starting at 10:00am Israel time (3:00am Eastern Time) on March 29, 2022, Elbit Systems will host an investor conference in Israel. The event will be streamed live in Hebrew with a simultaneous English translation. A recording of the event will be available shortly after the event concludes. The live webcast and recording will be available in the Investor Relations section of Elbit Systems’ website at http://www.elbitsystems.com.

Investors and analysts that wish to ask questions related to topics discussed at the investor conference are welcome to present their questions during the Q&A part of the financial results conference call.

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-77-294-6663
j.gaspar@elbitsystems.com

Rami Myerson , Director of Investor Relations
Tel: +972-77-294-8984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft GK Investor & Public Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.